September 2, 2020

BY ELECTRONIC SUBMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549

Attn:    Heather Clark
Melissa Raminpour
Division of Corporation Finance

Re:    Sierra Wireless, Inc.
Form 40-F for the Year Ended December 31, 2019
Filed March 11, 2020
File No. 000-30718

Dear Ms. Clark and Ms. Raminpour:

Set forth below are the responses of Sierra Wireless, Inc. (the "Company") to the comment letter (the "Comment Letter") of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), dated August 24, 2020, with respect to the Company's Form 40-F for the Year Ended December 31, 2019 (File No. 000-30718).

The Company is a Canadian "foreign private issuer" within the meaning of Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that is eligible to use, and files and furnishes its reports with and to the Commission under, the U.S./Canada Multijurisdictional Disclosure System (the "MJDS"), a bilateral disclosure system adopted by the Commission and Canadian securities regulators. In terms of the impact of the MJDS on the review of the Company's Canadian disclosure documents, the Company understands that, as noted in Sections III(A) and III(F)(1) of the adopting release for the MJDS (SEC Release No. 34-29354) (the "MJDS Release"), review of the Company's Canadian disclosure documents contained in MJDS filings will generally be undertaken by Canadian securities authorities and generally will be that customary in Canada. In instances that the Commission reviews Canadian disclosure documents contained in MJDS filings, the Company understands that Section III(I) of the MJDS Release further notes that the Commission, by adopting the MJDS, in essence has adopted as its own requirements the disclosure requirements of the Canadian forms. As an MJDS filer, the Company is able to use its home country Canadian disclosure documents to satisfy its U.S. continuous disclosure obligations, including its annual reports on Form 40-F, which include "Comparative Annual Financial Statements" prepared in accordance with the requirements of National Instrument 51-102 "Continuous Disclosure Obligations" of the Canadian Securities Administrators. Notwithstanding the foregoing, the Company has reviewed and considered the comments contained in the Comment Letter and thanks the Staff for such comments.

For the convenience of the Staff, the text of the Commission's comments in the Comment Letter have been duplicated in bold type to precede the Company's responses.

1.
Your disclosure on page 23 indicates that you disaggregate your revenue by segments, type, and geographical region. While we note the tables on pages 23 and 24 for revenue by type and revenue by geographical region, we note no quantitative disclosures concerning your segments. Please revise to include the disaggregation of revenues by segment in accordance with ASC 280-10-50-21.

Response: The disaggregation of the Company’s revenues by segment is presented in the Company's consolidated statements of operations and comprehensive earnings (loss) (ASC 280-10-50-21). As a result, the Company has not repeated this disclosure in Note 6 to the financial statements.

2.	In a related matter, please ensure that all disclosures required by ASC 280-10-50-22, to the extent applicable, are included in Note 6.

Response: The Company believes that it is in compliance with all the disclosure requirements under ASC 280-10-50-22. The Company discloses its segmented revenue and segmented cost of sales in the Company's consolidated statements of operations and comprehensive earnings (loss). As a result, the Company believes that the gross margins for each of the Company’s two segments are readily determinable. The Company does not disclose its operating expenditures, or other income and expenses such as interest, depreciation, depletion, amortization and income tax, by segment as these are not included in the measure of segment profit or loss reviewed by the Company’s chief operating decision maker nor are they otherwise regularly provided to the Company’s chief operating decision maker. Accordingly, gross margin represents the Company’s segment measure of profit or loss.

The Company’s revenue by segment represents revenue from external customers and the Company has no inter-segment revenue.

The Company’s chief operating decision maker does not evaluate the performance of the Company’s operating segments based on segment assets and, therefore, the Company discloses this as a reason for not classifying asset information on a segmented basis.

***

Please telephone the undersigned at 604-910-5509 if you have any questions or need any additional information.

Yours very truly,

/s/ Samuel Cochrane
Samuel Cochrane
Chief Financial Officer

cc:    Ryan Dzierniejko (Skadden, Arps, Slate, Meagher & Flom LLP)
Trisha Robertson (Blake, Cassels & Graydon LLP)

13811 Wireless Way
Richmond, BC	Main + 1 604 231 1100
Canada V6V 3A4	Fax + 1 604 231 1109	www.sierrawireless.com